Exhibit 99.1

Franco-Nevada To Release Third Quarter 2016 Results

Third Quarter Results Release:	November 7th after market close
Conference Call and Webcast:	November 8th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-231-8191 International: 647-427-7450
Webcast:	www.franco-nevada.com
Replay (available until Nov 15th):	Toronto: 416-849-0833 Toll-Free: 1-855-859-2056 Pass code: 96664262

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell
Director, Corporate Affairs
416-306-6328
info@franco-nevada.com